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09040317

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-Bar Limited Partnership

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle, Suite 650
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Hersee — 312-362-4474
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

MAR 0 2 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

VL

OATH OR AFFIRMATION

I, Chris Hersee , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-Bar Limited Partnership, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

G-Bar Limited Partnership
G-Bar Management Corp. Its GP

Sworn and subscribed to me on the
27th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Vice President, CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Partners
G-Bar Limited Partnership
Chicago, Illinois

We have audited the accompanying statement of financial condition of G-Bar Limited Partnership (the Partnership) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Note 5 to the statement of financial condition, a substantial portion of the Partnership's assets is an investment in optionsXpress that is carried at fair value as determined by management. Accounting principles generally accepted in the United States of America require that financial instruments, including the investment in optionsXpress, be stated at fair value based on quoted market prices determined in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*.

In our opinion, except for the effect of not recording the investment in optionsXpress at quoted market prices, as referred to in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Bar Limited Partnership as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

G-Bar Limited Partnership

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	20,356,844
Securities owned (pledged $1,013,312,570)		1,024,260,570
Receivable from clearing broker		21,799,288
Investment in optionsXpress		78,267,887
Exchange memberships, at cost (fair value $2,793,820)		565,932
Other assets		2,335,156
Total assets	$	1,147,585,677
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased	$	894,736,943
Payable to clearing broker		66,108,602
Accounts payable and accrued expenses		2,422,117
Total		963,267,662
Partners' capital		184,318,015
Total liabilities and partners' capital	$	1,147,585,677

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: G-Bar Limited Partnership (an Illinois limited partnership) (the Partnership) is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. The Partnership is a broker-dealer registered under the Securities Exchange Act of 1934. The general partner is G-Bar Management Corp. and the Partnership's term is through December 31, 2039.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the Partnership's assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments: Transactions in securities and derivative financial instruments are recorded on trade date. Securities and derivative financial instruments are recorded at fair value with the change in unrealized gains and losses from the proceeding period reflected in the statement of operations.

Exchange Memberships and Stock in Exchanges: Exchange memberships and stock in an exchange held for operating purposes are carried at historical cost. Stock in exchanges held for investment purposes represent investments in securities and derivative exchanges, are included in securities owned, and are stated at fair value based in quoted market prices.

Income Taxes: The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the partnership income in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

Cash Equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less at the date of acquisition, that are not held for sale in the ordinary course of business.

Recently Issued Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Partnership has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Partnership will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Partnership to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 1. Nature of Operations and Significant Accounting Policies, *Continued*

In March 2008, the FASB released Statement of Financial Accounting Standard No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Partnership in its year ending December 31, 2009. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. As this pronouncement is only disclosure related, it will not have an impact on the financial position and results of operations.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2008 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Certificates of deposit	$ 980,000	$ -
U.S. Government obligations	9,968,000	-
Equity securities	59,421,537	62,704,270
Equity options	953,891,033	832,032,673
	$ 1,024,260,570	$ 894,736,943

Note 3. Receivable and Payable from Clearing Brokers

Receivable and payable from clearing brokers at December 31, 2008 consist of:

	Receivable	Payable
Cash	$ 26,093,653	$ 66,138,968
Unsettled securities transactions, net	(4,365,316)	-
Dividend and interest accrued, net	70,951	(30,366)
	$ 21,799,288	$ 66,108,602

Cash and financial instruments held at the Partnership's clearing brokers collateralize amounts due to the clearing brokers, if any, and securities sold, not yet purchased.

Note 4. Assets and Liabilities Reported at Fair Value

Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157) issued by the FASB. SFAS 157 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. The Partnership has applied SFAS 157 to all financial instruments that are required to be reported at fair value except for its investment in optionsXpress.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets of liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 : Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2 : Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies.

Level 3 : Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Exchange-traded securities and derivative contracts that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1. Securities and derivative contracts that are not actively traded and are valued based on quoted prices in markets, broker or dealer quotations, or contractual terms are generally classified within Level 2.

The investment in optionsXpress Holdings, Inc. is a 17.35 percent equity interest, that is carried at fair value as determined by management using an internally developed discount model and is classified as Level 3.

In addition, substantially all of the Partnership's other assets and liabilities are considered financial instruments and are already reflected at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 4. Assets and Liabilities Reported at Fair Value, *Continued*

In determining the appropriate fair value hierarchy levels, the Partnership performs a detailed analysis of the assets and liabilities that are subject to SFAS 157. The following table summarizes the Partnership's financial assets and liabilities as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Due from brokers				
Cash and cash equivalents				
U.S. Government obligations	$ 10,011,019	$ -	$ -	$ 10,011,019
Certificates of deposit	-	1,715,000	-	1,715,000
Commercial paper	1,000,780	-	-	1,000,780
Money market funds	100,497	-	-	100,497
	11,112,296	1,715,000	-	12,827,296
Securities owned				
Equity securities	59,421,537	-	-	59,421,537
Equity options	953,891,033	-	-	953,891,033
Certificates of deposit	-	980,000	-	980,000
U.S. Government obligations	9,968,000	-	-	9,968,000
	1,023,280,570	980,000	-	1,024,260,570
Receivable from clearing brokers				
Futures contracts	67,695	-	-	67,695
Investment in optionsXpress	-	-	78,267,877	78,267,877
Total assets	$ 1,034,460,561	$ 2,695,000	$ 78,267,877	$ 1,115,423,438
Payable to clearing brokers				
Futures contracts	$ 57,941,463	$ -	$ -	$ 57,941,463
Securities sold, not yet purchased				
Equity securities	62,704,270	-	-	62,704,270
Equity options	832,032,673	-	-	832,032,673
	894,736,943	-	-	894,736,943
Total liabilities	$ 952,678,406	$ -	$ -	$ 952,678,406

The following is a reconciliation of the beginning and ending balances for the assets using unobservable inputs (Level 3) during the year ended December 31, 2008:

Investment in optionsXpress	
Beginning balance	$ 198,129,760
Unrealized losses	(119,861,883)
Ending balance	$ 78,267,877

Note 5 Investment in optionsXpress

At December 31, 2008, the Partnership owns 10,536,620 shares of common stock of optionsXpress Holdings, Inc., carried at $78,267,699, its fair value as determined by management of the Partnership. In view of the size of the block and the restrictions on sale imposed by Securities and Exchange Commission (SEC) rules, and the SEC's net capital rules indicating that certain charges are needed to reflect realizable value in a quick liquidation when the market is limited, management of the Partnership believes that a discount from quoted market prices of approximately 44 percent is appropriate. At December 31, 2008, the market value of this investment, based on quoted market prices, is $140,769,243. Included in receivable from clearing brokers is a cash deposit of $188 with optionsXpress.

Note 6 Commitments and Contingencies

On September 15, 2005, the Partnership entered into a noncancelable operating office space lease agreement that expires in 2011. At December 31, 2008, the aggregate minimum annual rental commitment under this lease, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2009	$ 155,307
2010	158,403
2011	53,148
Total	$ 366,858

Note 7 Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of loss to be remote.

Note 8 Employee Benefit Plan

The Partnership maintains a 401(k) plan covering all eligible employees. The Partnership may make discretionary matching contributions to the plan.

Note 9 Related-Party Transactions

Included in other assets at December 31, 2008 is $1,877,462 of receivables from entities having common ownership.

Note 10 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk: The Partnership has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2008, at the market value of the related securities and would incur a loss if the market value of the securities increases subsequent to December 31, 2008.

In addition, derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of Credit Risk: All trades of the Partnership are cleared through either Merrill Lynch Professional Clearing Corp. or Goldman Sachs Execution and Clearing (the brokers, collectively). Pursuant to the agreements, the brokers are required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of the Partnership. However, in the event of the brokers' insolvency or in the event they do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of their brokers.

The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes that the Partnership is not exposed to any significant credit risk on cash.

Note 11 Partnership Agreement

Pursuant to the terms of the partnership agreement, the Partnership is to set aside, on an annual basis, a bonus pool consisting of 100 percent of the total gross interest and dividends received by the Partnership. This bonus pool is then allocated to some or all of the limited partners in such amounts as determined at the discretion of the general partner.

The general partner is required to make these distributions to each partner within 90 days following the end of each fiscal year of the Partnership. These distributions are made to assist the partners in satisfying their federal and state income tax obligations.

Note 12 Net Capital Requirements

The Partnership is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but as of December 31, 2008, the Partnership had net capital and net capital requirements of approximately $82,896,000 and $250,000, respectively. The net capital rule may effectively restrict the withdrawal of partners' capital.

McGladrey & Pullen
Certified Public Accountants

G-Bar Limited Partnership

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.